

February 2, 2012

<u>Via E-Mail</u>
Mr. Paul Reinbolt
Hyperdynamics Corporation
Executive Vice President and Chief Financial Officer
12012 Wickchester Lane #475
Houston, TX 77079

> **Re: Hyperdynamics Corporation**
> **Form 10-K for the Fiscal Year ended June 30, 2011**
> **Filed September 13, 2011**
> **File No. 1-32490**

Dear Mr. Reinbolt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended June 30, 2011</u>

<u>Financial Statements</u>

<u>General</u>

1.   We note that you corrected errors in your financial statements for the fiscal year ended June 30, 2010, subsequent to the issuance of the prior audit report, and that there is no indication which firm audited the corrections. Please address the following points.

- Tell us why neither audit report indicates which firm is taking responsibility for auditing the corrections. We would ordinarily expect either updating or dual dating of the prior audit report to comply with AU §530.07 and 05, or language in the current audit report that conforms to the guidance in AU §508.74.

- Describe the nature and extent of communications held with the prior auditor concerning the restatement and indicate whether you obtained a reissuance of the audit opinion from that firm prior to filing your 2011 annual report.

- Tell us why you have not included restatement labeling as would ordinarily be required to comply with the guidance Correction of an Error in Previously Issued Financial Statements in FASB ASC 250-10-50-7.

Note 2 – Corrections of Immaterial Errors, page F-15

2. We note your disclosure indicating you have removed the cumulative financial disclosures required for companies in the development stage by FASB ASC 915 because you believe it does not apply to companies with no revenues if they have not changed their business objective since disposing of revenue generating assets. We would like to understand how you concluded that the various characteristics listed in FASB ASC 915-10-05-2 are not descriptive of your status; and how you determined that generating revenues was not essential to the definition of business or planned principal operations. Please provide the analysis that you performed in determining that you do not meet the definition of a development stage entity based on these characteristics.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief